SOMMER & SCHNEIDER LLP
21 ALFRED ROAD W
MERRICK, NEW YORK 11566
-------------------------

Herbert H. Sommer	Telephone (516) 729-9495
Joel C. Schneider

January 31, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:	Lyn Shenk Branch Chief
Re:	AvWorks Aviation Corp. Form 8-K Filed January 21, 2014 File No.000-51159

Ladies and Gentlemen:

We write this letter on behalf of AvWorks Aviation Corp. (the “Company”) in response to your Letter of Comment dated January 24, 2014, relating to the Company’s above referenced filing.

In response to your Letter of Comment, we have amended and filed the Company’s Form 8-K/A on January 31, 2014. The numbered paragraphs in this letter relate to the numbered paragraphs in your Letter of Comment.

Form 8-K Filed January 21, 2014

1.	We have amended paragraph (a) of the Form 8-K to delete the following language;

“the Registrant was not one of the clients for which Harris was sanctioned”

In addition pursuant to the Letter of Comment, we are providing herewith a letter from the Company acknowledging that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Securities and Exchange Commission
January 31, 2014

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing appropriately addresses the issues raised by your Letter of Comments dated January 24, 2014. If you have any additional comments, please address to them to me on behalf of the Company.

Very truly yours,

By:	/s/ Joel C. Schneider
Joel C. Schneider

AVWORKS AVIATION CORP.
3901 SW 47TH AVENUE, SUITE 415
DAVIE, FLORIDA 33314

January 31, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:	Lyn Shenk Branch Chief
Re:	AvWorks Aviation Corp. Form 8-K Filed January 21, 2014 File No.000-51159

Ladies and Gentlemen:

As the Chief Executive Officer of AvWorks Aviation Corp. I hereby acknowledge that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AvWorks Aviation Corp.

By:	/s/ Dror Svorai
Dror Svorai, CEO